Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Equinox Gold Corp. (the “Company” or “Equinox Gold”)

Suite 1501 – 700 West Pender Street

Vancouver, British Columbia V6C 1G8

Item 2:	Date of Material Change

April 23, 2024 and April 26, 2024

Item 3:	News Release

News releases announcing the material change were issued on April 23, 2024 and April 26, 2024 through Globe Newswire (“News Release”). The News Release was filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Item 4:	Summary of Material Change

All dollar amounts showing in United States dollars, unless otherwise indicated.

On April 23, 2024, the Company entered into a binding share purchase agreement (the “SPA”) with certain funds managed by Orion Mine Finance Management LP (“Orion”) to acquire Orion’s 40% interest in Greenstone Gold Mine GP Inc., giving Equinox Gold 100% ownership of the Greenstone Mine (“Greenstone”) in Ontario, Canada (the “Transaction”).

A syndicate of banks provided underwritten commitments for a term loan of $500 million to be used to partially fund the cash consideration pursuant to the SPA (the “Term Loan”). In addition, Equinox Gold entered into an agreement with a syndicate of underwriters led by BMO Capital Markets, National Bank Financial Inc. and Scotiabank as joint book-runners (the “Lead Underwriters”), and including ING Bank N.V., CIBC World Markets Inc., Merrill Lynch Canada Inc., Desjardins Securities Inc., RBC Dominion Securities Inc., TD Securities Inc., Canaccord Genuity Corp., Cormark Securities Inc. and Haywood Securities Inc. (together with the Lead Underwriters, the “Underwriters”), pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 49,060,000 common shares of Equinox Gold (the “Common Shares”) at a price of $5.30 per Common Share (the “Offering Price”), for aggregate gross proceeds of approximately $260 million (the “Offering”). The Company granted the Underwriters an option, exercisable in whole or in part at any time up to 30 days after closing of the Offering, to purchase up to an additional 7,359,000 Common Shares from the Company at the Offering Price (the “Over-Allotment Option”).

On April 26, 2024, the Offering closed. In connection with the Offering, 56,419,000 Common Shares, including the exercise in full of the Over-Allotment Option, were issued by the Company for gross proceeds of approximately $299 million.

Item 5.1:	Full Description of Material Change

All dollar amounts showing in United States dollars, unless otherwise indicated.

On April 23, 2024, the Company entered into an SPA with certain funds managed by Orion to acquire Orion’s 40% interest in Greenstone Gold Mine GP Inc., giving Equinox Gold 100% ownership of Greenstone in Ontario, Canada.

Under the terms of the SPA, Equinox Gold will pay $995 million to acquire Orion’s 40% interest in Greenstone, payable as follows:

•	42.0 million common shares of Equinox Gold valued at $250 million;

•	$705 million in cash payable on closing; and

•	$40 million in cash payable by December 31, 2024.

Equinox Gold will fund the cash consideration with net proceeds from both the Term Loan and the Offering.

Completion of the Transaction is expected to occur in Q2 2024 and is subject to customary closing conditions and receipt of certain regulatory and other approvals. The Transaction does not require shareholder approval.

Transaction Funding

On April 23, 2024, a syndicate of banks comprising The Bank of Nova Scotia, Bank of Montreal, ING Capital LLC and National Bank of Canada have provided underwritten commitments for the Term Loan to be used to partially fund the cash consideration pursuant to the SPA. The Term Loan will have a three-year term with no principal payments during the first two years. Commencing two years after the closing date, the Term Loan will be repaid in quarterly installments equal to 10% of the then outstanding principal amount of the Term Loan, with the remaining principal amount to be repaid at maturity. Interest, covenants and other terms are substantially consistent with the Company’s existing revolving credit facility. The Term Loan is expected to be completed in connection with closing of the Transaction. In addition, Equinox Gold entered into an agreement with the Underwriters, pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 49,060,000 Common Shares at a price of $5.30 per Common Share, for aggregate gross proceeds of approximately $260 million. The Company granted the Underwriters an over-allotment option, exercisable in whole or in part at any time at the Offering Price up to 30 days after closing of the Offering, to purchase up to an additional 15% of the number of Common Shares issued pursuant to the Offering.

The Company agreed to use the net proceeds of the Offering to fund a portion of the cash consideration pursuant to the SPA due at closing of the Transaction with any excess net proceeds used for general working capital and corporate purposes, including repayment of certain indebtedness.

On April 26, 2024, the Offering closed. In connection with the Offering, 56,419,000 Common Shares, including the exercise in full of the Over-Allotment Option, were issued by the Company for gross proceeds of approximately $299 million. The Offering was made in each of the provinces and territories of Canada, other than Quebec, by way of a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated November 21, 2022 (the “Base Shelf Prospectus”). The Company filed a registration statement on Form F-10 (including the Base Shelf Prospectus) and the Prospectus Supplement with the U.S. Securities and Exchange Commission in accordance with the multi-jurisdictional disclosure system established between Canada and the United States for the Offering.

As part of the Offering, the Company’s directors and senior officers and Orion, agreed, subject to certain limited exceptions, not to sell any Common Shares or other securities of Equinox Gold for a period of 90 days from the closing of the Offering. The Company also agreed, subject to certain limited exceptions, not to issue any Common Shares or other securities of Equinox Gold for a period of 90 days from the closing of the Offering.

Cautionary Notes and Forward-Looking Statements

This material change report contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this material change report relate to, among other things: the intended use of net proceeds from the Offering; the Company’s ability to successfully consolidate ownership of the Greenstone Mine (“Transaction”); the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operating performance; and the Company’s ability to successfully advance its growth and development projects. Forward-looking statements or information generally identified by the use of the words “will”, “advancing”, “plan”, “expect”, “achieve”, “strategy”, “intends” and similar expressions and phrases or statements that certain actions, events or results “could”, “would” or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements as the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include, but are not limited to: the proposed benefits of the Transaction to the Company’s business, financial condition, cash flows and results of operations and to its shareholders being attained, including with respect to life of mine, production, cash flow, EBITDA and cash costs estimates, and with respect to exploration and growth opportunities; the receipt of TSX and NYSE American approval relating to the Transaction; the completion and closing of a term loan in connection with the Transaction (“Term Loan”); the use of funds available pursuant to the Term Loan; the anticipated costs of the Transaction; commissioning at Greenstone being completed and performed in accordance with current expectations, including estimated capital costs remaining as expected; availability of funds for the Company’s projects and future cash requirements; Equinox Gold’s ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; currency exchange rates remaining as estimated; no labour-related disruptions and no unplanned delays or interruptions in scheduled commissioning, construction, development and production, including by blockade; the expansion projects at Los Filos, Castle Mountain and Aurizona being completed and performed in accordance with current expectations; tonnage of ore to be mined and processed; ore grades and recoveries remaining consistent with mine plans; all necessary permits, licenses and regulatory approvals are received in a timely manner; successful relationships between the Company and its joint venture partner and between the Company and its indigenous partners at Greenstone; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this material change report.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this material change report and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental risks, geotechnical failures, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; increased competition in the mining industry; and those factors identified in the section titled “Risks and Uncertainties” in Equinox Gold’s Management’s Discussion & Analysis dated February 21, 2024 for the year ended December 31, 2023, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, both of which are available on the System for Electronic Document Analysis and Retrieval at www.sedarplus.ca and on the SEC’s Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. Forward-looking statements and information are designed to help readers understand management’s views with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this material change report are expressly qualified in their entirety by this cautionary statement.

Item 5.2:	Disclosure for Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Susan Toews

General Counsel

Telephone: (604) 558-0560

Item 9:	Date of Report

May 3, 2024